Exhibit 99.1

Subsea 7 awarded contract in the North Sea

Luxembourg – February 16, 2012 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a SURF contract valued at approximately $80 million from Statoil on Svalin C Field, situated in the central part of the North Sea, six kilometres southwest of the Grane Field.

The contract scope includes the transport and installation of a 4 slot Integrated Template Structure (ITS) at the Svalin C Field, installation of a 6km 12’’ production flowline and a 6km 5’’x8’’ Pipe In Pipe gas lift flowline connecting the Svalin Field to the Grane Field.

Further the scope includes procurement, transport and installation of a 6km subsea control umbilical between the Svalin C Field and the Grane Field, installation of manifold, spools, protection covers, tie-in and pre-commissioning activities and other associated services.

Engineering and project management will commence immediately, with offshore operations due to commence in the second quarter of 2013 utilising a number of Subsea 7’s pipelay and construction vessels. Rigid flowlines will be fabricated at Subsea 7's state of the art spool base facility at Vigra on the West Coast of Norway.

Stuart Fitzgerald, Subsea 7's Vice President, Norway said: “We are very pleased to be awarded this contract by Statoil. This is an important project for Subsea 7, incorporating pipe in pipe technology and demonstrating our expertise in delivery of complex projects to the highest standards.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.